Exhibit 99.1

Luokung Announces 8-to-1 Share Combination

BEIJING, Sept. 12, 2024 (GLOBE NEWSWIRE) -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung,” “we,” “our” or the “Company”), a British Virgin Islands company, reported that it expects to implement a 8-to-1 share combination on its ordinary shares effective Tuesday, September 17, 2024, with trading to begin on a split-adjusted basis at the market open on that day. Trading in the ordinary shares will continue on the Nasdaq Capital Market under the symbol “LKCO”. The new CUSIP number for the ordinary shares following the share combination is G56981 114.

Upon the effectiveness of the share combination, every 8 shares of the Company’s issued and outstanding ordinary shares will automatically be combined into one issued and outstanding ordinary share. No fractional shares will be issued as a result of the share combination. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number. The share combination affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The par value per share after the share combination will be $0.0001 while the total authorized ordinary shares of the Company will remain at 1 billion shares, as per the separate resolutions approved by the Company’s board of directors at the same time.

The share combination at a ratio of 8-to-1 shares was approved by the Company’s board of directors. No approval from its members is required pursuant to the Company’s Amended and Restated Memorandum and Articles of Association (the “M&A”). The Company is to file a further restated and amended M&A with the British Virgin Islands Registry of Corporate Affairs to reflect the share combination.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS for various industries in China. Backed by its proprietary technologies and expertise in multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jian Zhang
Chief Financial Officer
Tel: +86-10-6506-5217
Email: ir@luokung.com